
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>MAIL STOP 3561</u>

April 13, 2007

Mr. Richard Goldstein
Chairman and Chief Executive Officer
Courtside Acquisition Corp.
1700 Broadway
New York, NY 10019

>   **Re: Courtside Acquisition Corp.**
>   **Proxy Statement on Schedule 14A**
>   **Filed March 14, 2007**
>   **File No. 000-32549**

Dear Mr. Goldstein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note the statement in your Form 8-K filed January 25, 2007 that "[c]ommencing shortly after the filing of this current report on Form 8-K, Courtside … intends to hold presentations for certain of its stockholders, as well as other persons who might be interested in purchasing Courtside securities." Advise us if any presentations occurred, identify the participants and tell us if any written materials were used. We note several photographs and tables filed with the Form 8-K. It appears that no other written materials were filed regarding this solicitation or any subsequent presentations. See Rule 14a-12.

2.   With respect to "other persons who might be interested in purchasing Courtside securities," advise us of the participation of any such persons during your presentations. Also, please explain the applicability of Section 5 of the Securities Act, and any relevant exemptions thereto, to what appears to be a solicitation of potential investors.

3.   We note that your articles of incorporation require that you consummate a transaction or deliver proxies to comply with a mandatory liquidation and dissolution by early July 2007. Please advise us, given the possibility of not completing this or another transaction and the short amount of time before July, why you are not choosing to provide for a contingent liquidation and dissolution in this proxy.

Cover Page

4.   You disclose on the cover page that the "exact conversion price" will be set two days prior to the consummation of the acquisition; however, you require shareholders to tender their certificates prior to this date based on what the conversion price "would have been approximately" on the record date. Please revise the summary and appropriate sections to clarify how the conversion amount will be calculated; what fees/expenses, including any merger related fees, will be included; state whether this calculation will be consistent with the record date calculation; and clarify whether the board of directors will be responsible for reviewing the amount of these payments.

5.   Please revise items (1) through (5) to avoid unnecessary legalese, details and information that should appear in the back of the document. For example, instead of the specific sub-sections identified in item (3), present the substance of the change and include the details on page 71, where they currently appear. As another example, it does not appear necessary to highlight Section 2.22 of the purchase agreement in (1).

6.   Please revise the cover page and throughout the proxy statement to delete references to Courtside's common stock "sold in its initial public offering." For example, you state that each stockholder who holds shares of common stock sold in the IPO has the right to convert. Because public investors who purchased in the open market may have conversion rights, please avoid confusing references to the IPO when unnecessary. See also "solid in its initial public offering," "issued in Courtside's IPO" and "the holders of shares issued in the IPO" on the cover page. Revise throughout; for example, see "issued in Courtside's IPO" in the first Q&A on page four.

7. Please revise item (1) to quantify the total consideration and "certain liabilities." The paragraph should also quantify the approximate amount of debt necessary to supplement the trust assets and cover the purchase price. In this regard, revise the third bullet point on page three and elsewhere to indicate that additional financing commitments are necessary instead of stating that they "may" be used to fund a portion of the acquisition.

8. Please revise the reference to initial stockholders' 17.9% to explain that their vote, in accordance with the vote of the majority, will have no effect on the outcome.

9. We note the reference to 955,000 households as of February 2007. We also note a publication by Wachovia dated January 24, 2007 stating that ACN's group of publications "reaches approximately 875,000 households." Please revise or advise.

10. Please revise references on page one, eight and elsewhere to ACN as a "leading community newspaper" to either delete the reference to leading or provide a basis for the statement.

11. Please revise the third bullet point on page three to identify and quantify the significant liabilities instead of referring to what is taken into account in the calculation of ACN's Balance Sheet Working Capital, with which shareholders of Courtside are not familiar. See also the second full paragraph on page 11. Please revise to avoid parenthetical phrases and embedded lists in this and the fourth bullet points, which are dense and difficult to understand.

12. Please revise to clarify the substance of the "certain specified representations" and "certain excluded liabilities." See also "certain liabilities" in the first Q&A on page two, the second paragraph of page nine and elsewhere.

13. Please revise the fourth bullet point on page one and elsewhere to clarify the source of potential indemnification payments from ACN. Explain your treatment of such payments as being from ACN given that the $12.5 million is being funded out of the trust assets or debt obligations of Courtside, and not out of funds from continuing operations of ACN. In this regard, explain the circumstances under which indemnification would be paid, including who would receive payments, the status of the acquisition and the maximum time period during which payments may be required.

Questions and Answers About the Proposals, page 3

14. Your current disclosure on page four and elsewhere includes statements concerning management's belief that ACN "has in place the infrastructure for strong business operations and to achieve growth …" and provides your shareholders "with an opportunity to participate in a company with significant

growth potential." Any statements contained in your Schedule 14A concerning management's beliefs, particularly those concerning the future, should be accompanied by either: (1) information supporting those beliefs or (2) appropriate qualifying language. Please revise your disclosure throughout.

15.   With a view to disclosure and to the best of your knowledge, tell us how many shareholders hold their shares in certificated form. To the extent applicable, revise "How do I exercise my conversion rights?" to address the timing associated with tendering a physical stock certificate, including how long the company expects to give investors to meet this conversion requirement and the estimated expenses.

16.   In this regard, please revise this Q&A, and others, to answer yes and no questions with a "Yes" or "No," followed by the narrative details. For example, see the second to last Q&A on page five and the first Q&A on page seven.

17.   Please revise the third paragraph on page five to clarify whether an effective registration statement is a condition to exercise.

Summary, page 8

18.   Please revise the third and fourth bullet-points on page one to improve their readability. In this regard your earn-out, contingent payment and indemnification-related discussions employ lengthy, complex sentence structures and are difficult to understand.

19.   In addition, please revise the first bullet-point to specify the amount of borrowing the company will require to finance the acquisition. In this regard, please revise the statement that financing commitments for up to $127,700,000 "may be used to fund a portion of the costs of the acquisition" to state, if true, that such financing commitments *must* be used to fund a portion of the costs of the acquisition. Similarly, please quantify the estimated funding amounts necessary in addition the trust assets instead of using the phrase "a portion of the costs of the acquisition."

20.   Please revise the third paragraph on page eight to quantify the "expenses incurred" as of the most recent practicable date.

21.   We note that the company has obligated itself to issue options to management pursuant to employment agreements. It appears, based on your disclosure that these options will be issued under your 2007 Equity Incentive Plan. Please revise to indicate whether you will issue these options regardless of plan approval. Please ensure that any response to the foregoing is also reflected under "2007 Long-Term Incentive Equity Plan Proposal."

22.   In addition, please revise the statement that "1,122,000 shares will be granted" to disclose that the grant will be effective at the closing of the acquisition, and quantify the value of the options as of the most recent practicable date.

23.   It appears that the potential $10,000,000 earn-out payment contains the same trigger as your warrant redemption provision. Please provide clear disclosure of whether the company intends to fund this earn-out payment through a warrant redemption call. Please refer to the last paragraph on page 40.

24.   Please revise the first full paragraph on page 11 to identify the "certain of the Courtside Inside Stockholders."

25.   With a view to disclosure, tell us why the company elected to have the engagement letter governed by the laws of the State of Florida. Advise us if the company is aware of case-law in New York or Delaware that would permit reliance by shareholders on the fairness opinion. Please add a discussion of shareholder's ability or inability to rely on the opinion in the third full paragraph on page 48.

26.   We note the statement on page 14 that if you liquidate, holders "will receive at least the amount they would have received if they sought conversion." Please revise to explain the basis for this statement.

27.   Please revise the third bullet point on page 15 to delete the reference to "if any" debts and obligations to indicate, if true, that Courtside has incurred debts and obligations that are or will likely be in excess of the non-trust assets, thereby requiring payment from Messrs. Goldstein and Greenwald in the event the acquisition is not consummated. Quantify the approximate amount of debts and obligations incurred as of the most recent practicable date, and disclose in quantified terms the extent to which these and anticipated costs exceed the remaining trust assets. Similarly revise where appropriate, including the first risk factor on page 28.

28.   We note the reference in the fourth bullet point on page 15 and elsewhere throughout the proxy statement to repayment of loans "except to the extent that amounts it receives from the return of all or part of the deposit made upon execution of the purchase agreement are not required for the payment of its other liabilities." Revise here, the first risk factor on page 28, the second to last paragraph on page 126 and where appropriate to disclose, as of the most recent practicable date, the approximate amount of the $700,000 deposit that would be necessary to cover ACN's reimbursable expenses in the event shareholders do not approve the acquisition. In addition, please revise to eliminate double negatives in the sentence cited above and indicate affirmatively, if true, that it is expected that there will be no funds remaining outside of the trust.

Richard Goldstein
Courtside Acquisition Corp.
April 13, 2007
Page 6

29.   In this regard, advise us if transaction-related or other expenses may be repaid out of the trust in the event the acquisition is not consummated.

30.   We note the statement in the last bullet point on page 15 that Messrs. Goldstein and Greenwald entered into a letter agreement regarding the acquisition of ACN. With a view to disclosure, advise us if Courtside may terminate the transaction if public stockholders owning less than 20% of the shares vote against the acquisition. Also we note the statement on page 26 that "conversions in excess of approximately 6% … will likely require us to seek further debt or equity financing." With a view to disclosure, tell us if Messrs. Goldstein and Greenwald have made arrangements with the Bank of Montreal or others for financing to acquire ACN if conversions exceed 6% and Courtside is unable to obtain additional financing.

31.   Your disclosure appears to indicate that you may consummate a different acquisition in the event that this current acquisition is not consummated. However, we note that your 18 month period has elapsed and your Form S-1 would appear to limit you to consummating this acquisition only at this time. Please advise or revise.

32.   Please disclose, here and elsewhere, the dollar value associated with Messrs. Goldstein's and Greenwald's indemnification obligations. In addition, please also clarify whether these men anticipate that they will be able to meet these obligations at this time.

33.   Please clarify here and elsewhere as appropriate that the acquisition agreement contains a financing commitment of $100,000,000. We note section 3.27 of the APA. In addition, please clarify material conditions to your bank lending, including material conditions to the financing from the Bank of Montreal.

34.   Your summary and Q&A are repetitive. This repetition contributes to a lengthy proxy statement of over 130 pages, not including the financial statements and appendices. For example, you repeat the board's recommendations on pages three and nine, when such information appears on the cover page and page 32. You also repeat the details of the quorum and required votes on pages 13, 33 and with the description of each matter, in addition to the cover page. As another non-exclusive example, you repeat the details of the purpose of the meeting on page 32 when this information was already presented on page three and the cover page. To make your proxy more readable, please avoid unnecessary repetition, especially in the Q&A and summary sections.

Selected Historical Financial Information, page 19

35.   Please disclose the amount of current assets and current liabilities for ACN on page 20.

Selected Un-audited Pro Forma Financial Information, page 21

36.   Please revise your presentation to disclose the amount of current assets and current liabilities on page 22.

Risk Factors, page 23

37.   Your page 23 risk factor indicates that only one-half of your interest repayment obligations will be covered by an interest rate swap. In an appropriate section, please expand to discuss, and quantify your sensitivity to future interest rate movements assuming the completion of the transaction and Bank of Montreal financing.

Our indebtedness could adversely affect our financial health, page 23

38.   Please revise to quantify the "substantial portion" of your cash flow from operations that must be dedicated to the payment of interest. Please disclose the total yearly debt payments anticipated for the next several years. Also, please revise the introductory paragraph to quantify the debt assuming the maximum amount of Courtside conversions.

We could be adversely affected by declining circulation, page 24

39.   Please revise here and where appropriate to briefly identify the nature of circulation revenue. For example, explain if it relates to the delivery fees ACN charges for home delivery.

Our existing cash will not be sufficient, page 26

40.   Please revise the last sentence to quantify and identify the nature of fees that would be owed to ACN.

Our working capital will be reduced, page 26

41.   Please revise the caption to disclose that you would have to obtain further debt or equity financing if conversions exceed 6%.

Our current directors and executive officers, page 28

42.   Please revise to include a separate risk factor that identifies and addresses the potential "changes or waivers in the terms of the business combination" that the insiders may agree to.

Special Meeting of Courtside Stockholders, page 32

43.   We note that the company has disclosure indicating that shareholders must tender their stock certificate prior to the special meeting in order to convert their shares in connection with the merger transaction. In issuing the following comments, please know that we are particularly concerned with the procedures that shareholders must follow in electing to convert their shares as well as the timeframe available to them to perfect their rights. Accordingly,

a. Please provide clear disclosure in the cover page, Q&A and summary section regarding the additional steps that must be taken to elect conversion. Currently the discussion on the cover page, page four and elsewhere is difficult to follow. Your revised disclosure should clarify the steps required for holders in "street name" to exercise their conversion rights. Clarify the percent of shares that are held in "street name."

b. Add clear disclosure explaining the reason for requiring that shareholders tender certificates prior to the vote, when there is no guarantee that conversion will occur.

c. Provide clear disclosure as to the minimum amount of time that will be provided between the mailing of the proxy and the date when the shares must be tendered for conversion rights. Explain whether the minimum amount would be sufficient for an average investor to meet the steps required to exercise their conversion rights. Clarify why investors who attend the meeting are not able to tender their shares in person at the time of the meeting.

d. Provide clear disclosure regarding any costs associated with tendering the physical or electronic shares and any other requirements or steps to elect conversion. With a view to disclosure, tell us why shareholders are not being requested to transfer shares to the transfer agent a reasonable time after the meeting and approval of the transaction, so that no extraneous expenses or steps would be necessary on the part of shareholders transferring shares in the event the business transaction is rejected.

e. We note that these additional steps will make it more difficult for investors to elect conversion and are more likely to result in shareholders potentially not meeting all of the requirements for conversion. Please revise the summary and Q&A to contrast your procedures for conversion with the conversion process of the traditional SPAC, including any fees and steps that would be necessary even if conversions do not occur. Please add a risk factor highlighting the additional steps and differences between your procedures and the conversion feature of a traditional

SPAC. To the extent you have considered whether the additional step may minimize conversions and avoid further indebtedness or possible rejection of the proposed transaction, revise to clarify. We may have further comment.

f. Revise to clarify whether the requirements that the physical certificate be provided to the transfer agent prior to the meeting applies to both the record holders and the holders in "street name."

g. Please explain the procedures you will follow assuming a shareholder tenders his shares, the merger is voted down, and you wind up your affairs subject to a subsequent proxy vote.

The Acquisition Proposal, page 37

44.   On page 37 you disclose that ACN Holding LLC is the sole member of ACN. Please revise your disclosure, here and elsewhere, to disclose the ownership of ACN Holding LLC, including the names and percentages of ownership.

45.   In an appropriate section, please address the procedures for determining whether the NCF earn-out has been met. Such discussion may include, but is not limited to, whether any of the potential payment beneficiaries will be responsible for preparing the financial information used in the calculation, how the calculation will be monitored, and how disputes between the parties will be resolved.

Background of the Acquisition, page 38

46.   We note that the letter of intent was entered into days before the 18-month cutoff provided in your articles of incorporation. Please revise the background discussion to address the impact that the 18-month requirement had on your negotiating position and strategy. Also, please disclose substantive revisions between your letter of intent and definitive agreement.

47.   Please include the December 18, 2006 letter of intent in your appendix. Alternatively, the company may include the letter as an exhibit to its Form 8-K, filed on December 28, 2006.

48.   Please revise page 38 to disclose when management determined that its target range was between $100 million to $400 million.

49.   Please revise page 39 to identify the "two mutual business associates," and the circumstances that led to the October 3, 2006 meeting.

50.   Please revise page 40 and the reference to "the ownership group" on page 41 to describe the role played by the board of directors. For example, it is unclear when

members participated or were updated on negotiations. In this regard, please revise the third to last paragraph on page 41 to identify the terms of the letter of intent that were approved by the board.

51.   Please revise the background to discuss the negotiation of ACN's management's employment agreements and the options to be issued to ACN management upon closing.

52.   Please include the "comparable company valuation analysis prepared by Courtside in conjunction with BMO" as an appendix.

53.   Please revise the background to further discuss the role played by Ernst &Young.

54.   You disclose on page 39 that you executed a letter of intent in December of 2006 with a digital music company and that you abandoned this transaction to pursue the current transaction with ACN. Please clarify the status of any claims by or against the music company, including any claims against the trust account and the status of any waivers obtained by Courtside regarding the music company's claims against the trust account.

55.   Based on your disclosure it appears that the company significantly increased its searching efforts in November and December 2006, presenting four draft letters of intent, and executing two of them. Please revise to address the reasons for any significant increase in searching and negotiating efforts during this period relative to the prior 12 months.

56.   We note the reference on page 39 to "pre-existing relationships through common investments in private companies" of Messrs. Goldstein and Hernandez. Please revise to disclose the nature of these relationships, including any co-investment activities, names co-investment companies, dates of investments. Disclose the extent to which they had any contacts with one another prior to October 3, 2006 where Courtside or SPACs generally, were discussed. In this regard your attention is directed to Item 14(b)(7) of Schedule 14A.

57.   On page 39 you disclose that "Mr. Hernandez made clear that ACN was not for sale" at the October 3, 2006 meeting. The next time Messrs. Goldstein and Hernandez speak, Mr. Goldstein "express[es] a strong interest in moving forward." Please revise to clarify how ACN went from "not for sale" to "moving forward" during this time.

58.   You indicate on page 41 that the company wanted the earn-out provision to be based on NCF for 2008 while the target wanted the calculation based on 2007. Please revise to clarify how, and when, this negotiating point was resolved.

59. Please substantiate management's belief that "there was a reasonable probability [that the post-merger entity's] stock price would rise over time" which you make on page 43. Also, please clarify whether management considered, given the time remaining of the 18 months, the option of liquidating instead of continuing to seek a business transaction.

60. On page 43 you state that one factor management considered in its acquisition analysis was "ACN's record of growth and expansion and high potential for future growth." See also statements regarding "profitable business opportunities," "effective use of debt financing," "net growth potential," "strong margins," and "high operating results" on page 44. Please substantiate these statements with factual support. For example, state what grew (revenues, net profit, etc.), how much, in both percentage and dollar figures, and over what time period the growth occurred. In addition, please compare these growth figures against the companies contained in your comparable company analysis and appropriate industry benchmarks so that an investor can understand the significance of your assertion.

61. On page 44 you state that ACN has experienced a 7.1% compound annual growth rate in revenue from 2004 to 2006. You also make numerous references to the potential for future growth throughout the proxy. However, based on your page 50 disclosure, ACN management predicts a slower growth rate of 6.7% for 2006-2010. Please revise to address whether you anticipate slower growth rates in the future and clarify the reasons for such decline.

62. Please revise to expand your discussion under "Valuation" on page 45 to identify and quantify the comparable values, or ranges of values, that your board ascribed to ACN and the companies with which it was compared.

63. Please clarify the meaning of your statement on page 45 that your target's "financial statements were audited (in accordance with practices applicable to private companies) by a reputable and experienced accounting firm and ACN had satisfactory procedures in place to obtain and prepare the financial information required for the preparation of this proxy." It is unclear what you mean by "audited" in the context of "practices applicable to private companies."

64. Also, in Factors Considered by Courtside's Board of Directors beginning on page 43, please disclose whether the board believes that appropriate systems are or will be in place for the combined company to meet its reporting obligations going forward. In light of expected additional hiring and expenses to meet these obligations, please address the board's expectations regarding such costs.

65. Please revise the discussion of negative factors on page 45 to address the board's consideration of indebtedness and future interest payments attributed to ACN's existing debt and the financing commitment contemplated by the proposed transaction.

Fairness Opinion, page 47

66.   Please include the fairness opinion in its entirety. Currently Annex E references publicly traded companies, cash flow analyses and other items that were analyzed by Capitalink, but the analyses and underlying assumptions are not included in the opinion.

67.   Please revise the third bullet point on page three and the third bullet point on page 49 to disclose the "financial projections" and analyses.

68.   We note that the bullet points on page 52 indicate that Capitalink chose multiples for each year that were above the mean and median ranges in the table at the bottom of page 50. Please revise to explain the reasoning for choosing the multiples based on the comparable company ranges. Similarly, please revise to clarify the basis for the statement at the top of page 53 regarding ACN's value "due to its higher expected growth."

69.   We note the statement in the second paragraph on page 46 that the board concluded that the purchase agreement is in the best interests of Courtside's stockholders. You follow this with the statement that the board "also obtained a fairness opinion that came to the same conclusion." On page 12 you encourage shareholders to read the opinion. Revise page 12 and elsewhere to delete statements limiting shareholders' reliance on the fairness opinion or, alternatively, provide an analysis explaining why you believe it is appropriate to both limit shareholders' reliance and describe the opinion in connection with the board's evaluation and recommendation.

70.   In this regard, disclose whether Capitalink's view is that shareholders are not entitled to consider its opinion when evaluating the fairness of the proposed transaction. We may have further comment.

The Purchase Agreement, page 55

71.   Please revise your discussion to specifically address the liabilities being assumed or excluded in your transaction. This discussion should address both the nature and dollar amount of such liabilities. For example, please clarify whether ACN's existing credit facility and term loan facility are being repaid as part of the proposed transaction. If Courtside is assuming this debt, please revise your disclosure throughout to reflect this.

72.   Please revise the description of the possible $15 million earn-out on page 55 and elsewhere to clarify the incremental payment schedule. Based on schedule 1.6 to the APA, it appears that you are obligated to pay $1 million if NCF is $19 million and must pay an additional $14 million for an additional $2 million increase in NCF.

73. Please revise to provide a brief explanation of NCF and its purpose, including how it is "determined in a manner consistent with ACN's past practices and subject to specified adjustments."

Financing Commitments, page 56

74. We note that the company has arranged debt financing with the Bank of Montreal as disclosed on page 56. Please revise here and in the summary and risk factors to quantify the anticipated range of borrowing required to finance the acquisition and the anticipated interest payments for the next several years. Also, please disclose the material terms of the financing, including, but not limited to, (a) the interest rate formula; (b) security interests granted; (c) debt covenants and acceleration provisions; and (d) any assurances or conditions that BMO required before entering into the financing commitment.

75. Please revise Background to discuss the Bank's role in the merger, including participation in negotiations, services it has provided to the parties and any fees it has or will receive in connection with the transaction.

Fees and Expenses, page 61

76. Please revise the first sentence to quantify the "deposit made by Courtside" and all other fees and expenses to be incurred by Courtside or paid by Courtside.

77. You disclose on page 61 that you are obligated to reimburse ACN for certain fees related to audits and other work if the purchase agreement is terminated for any reason. Please disclose here and where appropriate the nature and status of the audits and other work, and quantify the related fees incurred to date or to be incurred, as estimated. In addition, please clarify whether your management has undertaken the obligation to repay these fees in the event that the funds held outside the trust are insufficient to repay them.

Selected Unaudited Pro Forma Financial Statements, page 63

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page 67

78. Revise to clarify whether the adjustment to intangible assets, as noted in pro forma adjustment (iii) on page 68, relates to the intangible assets previously acquired or to the excess purchase price of the proposed merger.

79. We note your disclosures regarding the preliminary purchase price allocation on pages 67-68, in which 80% and 7% of the purchase price is allocated to goodwill and indefinite-lived intangible assets, respectively. We believe that situations in which it is appropriate to allocate all (or substantially all) of the purchase price to

goodwill are rare. In addition, registrants are expected to rigorously support the fair value of any indefinite-lived intangible asset, as well as the reasons why an indefinite life is appropriate, considering the factors outlined in paragraph 11 of SFAS 142. We note that this evaluation must be performed by each issuer based on its own unique facts and circumstances. As a result, it may not be appropriate for a particular issuer to conclude that an intangible asset has an indefinite life, even if other issuers in the same industry have reached this conclusion. Please confirm that prior to finalizing the purchase price allocation you will search for and identify all of the assets acquired and liabilities assumed, including intangible assets that meet the recognition criteria in paragraph 39 of SFAS 141, and carefully evaluate the criteria in paragraph 11 of SFAS 142 to determine the appropriate useful lives of any identified intangible assets.

80. Please tell us why the market related intangible assets would be considered to have an indefinite life, in light of the risk factors affecting your business disclosed on pages 23-25. Also, please explain to us how you determined that the customer-related intangible assets should have a 10 year life. In each case, tell us how you have evaluated each of the criteria in paragraph 11 of SFAS 142 on an entity specific basis. Revise your disclosures as appropriate.

81. We note that footnote (ii) of pro forma adjustment (B) states that the fair value of the ACN assets and liabilities assumed is based on their book value, which is estimated to approximate fair value. With respect to deferred revenue, please tell us how you considered the guidance in EITF 01-03, and revise your disclosures as appropriate.

82. Please revise pro forma adjustment (C) to disclose the material terms and conditions of the various forms of debt, including the stated interest rates. If the actual interest rates can vary from those assumed in your disclosure, please disclose the effect on income of a 1/8% variance in interest rates. Explain how the additional borrowings reflected in your disclosure relate to the financing commitments disclosed on page 56. Clarify if the $20,000,000 revolving credit facility is included in the $115,000,000 credit facility from the Bank of Montreal.

83. We note pro forma adjustment (J) on page 69. It appears that you have assumed that the useful lives of property and equipment should be revised as if the assets were newly acquired, which does not appear to be the case. In addition, we note that the useful life of the leasehold improvements would be limited by the term of the leases, which would appear to be no more than five years based on your disclosure on page FS-18. Please revise your disclosures accordingly.

Richard Goldstein
Courtside Acquisition Corp.
April 13, 2007
Page 15

The Adjournment Proposal, page 71

84.   Please revise your text, here and elsewhere, to indicate that, in no event will you seek an adjournment which would result in your soliciting shares, having a shareholder vote, or otherwise consummating a merger transaction after your 24 month termination date. Alternatively, please advise why no revision is necessary.

2007 Long-Term Incentive Equity Plan Proposal, page 72

85.   Please provide the tabular disclosure required by Item 10(a)(2) of Schedule 14A. In addition, please clarify whether the company will grant any options or other securities in the event that the Incentive Equity Plan is not approved.

86.   Please revise the third paragraph on page 72 to identify the allocations referenced by the phrase "except as described herein."

87.   Please specifically state the number of options to be granted to each of Messrs. Carr, Wilson and Coolman. In addition, please clarify that these grants, unlike your future grants, were not approved by your Compensation Committee.

88.   Revise the fourth full paragraph on page 74 to clarify the use and purpose for "Deferred Stock" awards.

89.   Please revise your text under "Accelerated Vesting and Exercisability" on page75 to improve its readability.

The Director Election Proposal, page 79

90.   Please advise us of any relationships between Alpine Capital and Act II Partners.

91.   You disclose on page 83 that Grant Thornton LLP will serve as your auditor following the acquisition, and that any engagement will be approved by the audit committee. Please revise to disclose the timing of the approval.

92.   Please disclose the Item 9(e) information for Grant Thornton.

93.   Please quantify the aggregate fees owed to GGK as of the most recent practicable date. If fees payable to Grant Thornton may be paid by Courtside assuming approval or rejection of the transaction, include similar figures for Grant Thornton. Also, clarify if either auditor has waived any claims to your trust account.

94.   We note your disclosure on page 84 that the non-trust proceeds were placed in an account at Alpine Capital Bank, an affiliate of Alpine Capital. Please disclose the actual fees paid to Alpine Capital Bank since your inception, and include a statement indicating whether these payments are on terms as favorable to Courtside as would be available with unaffiliated third parties.

95.   In addition, please quantify the amount that was placed in the Alpine account; disclose the nature of the account and any investments that were made with the funds; quantify any interest that the account generated; and disclose what Alpine or Courtside did with any proceeds from the account.

96.   Please provide us with an analysis of the applicability of Item 1.01 of Form 8-K to the entry into a definitive agreement with Alpine Capital Bank regarding the approximately $1,944,000 of IPO proceeds. This amount, as discussed on page 12 of your Form 10-KSB filed on August 15, 2005, appears to be the difference between "the total net proceeds … from the offering [of] $75,708,000 [and the] $73,764,000 [that] was deposited into the trust account."

97.   Please revise Employment Agreements on page 85 to identify compensation policies and specific items of corporate performance that are taken into account in setting the bonus targets.

Plan of Operations, page 89

98.   Please revise to include appropriate captions, interim period comparisons and detailed discussion of your liquidity and capital resources.

99.   Please provide a more detailed discussion of the company's expenses to date and compare those expenses against your Form S-1 Use of Proceeds disclosures. In addition, please provide an explanation of any material variances.

100.   Please revise to update the amount of any unpaid liabilities or expenses as of the most recent practicable date. In addition, please disclose the amount of funds available outside the trust to pay these amounts. Also, indicate whether: (1) these bills will be paid by the combined company following the acquisition; (2) clarify the total amounts owed that have, and do not have, claims against the trust; (3) clarify if any amounts are owed to Alpine Capital; and (4) state management's expectations regarding future expenditures required to complete the transaction.

Business of ACN, page 92

101.   We note your disclosure of revenues by source for the years ended 2004, 2005 and 2006. Please revise your disclosures in this section to clarify that the 2004 revenues represent the combined revenues of ACN and its predecessor, American Community Newspapers, Inc.

102.   Please clarify what a "Metropolitan Statistical Area" is. In addition, please define "controlled circulation" and indicate what percentage of your total revenues historically come from controlled circulation publications versus paid circulation.

103.   Please provide factual support for your assertion that ANC "has demonstrated the ability to successfully integrate its acquisitions and improve their performance through revenue generating and direct cost saving initiatives."

104.   On page 93 you indicate that ACN has grown both organically and through acquisitions. Please provide factual support for your statement that ACN has grown organically.

105.   Please provide a more detailed discussion of the forbearance agreement referenced on page 93, including, but not limited to, a definition of the term; a description of the terms of the agreement; the circumstances, financial, business and economic, that led the company into that position; and a discussion of relevant factors that have and have not changed since then.

106.   Please describe the "industry stigma" surrounding the Lionheart Newspaper name.

107.   Please provide support for your statement that "[c]ompanies that execute on this [hyper-local] strategy generally produce stable revenues and operating profit margins as a result of these competitive dynamics and the value created for advertisers by hyper-local content and community relationships."

108.   Please disclose the names of any significant competitors in the hyper-local newspaper market. In addition, please state the principal markets they operate in, and the number of papers they own.

109.   On page 96 you indicate that "total circulation of weekly publications has increased at an average annual rate of 0.9% over the same period." Please revise to clarify that total circulation includes "free" publications and indicate the percentage growth or decline associated with paid circulation.

110.   Please provide a discussion of how ACN prices its advertising. For example, it is unclear if prices are based on circulation only, or if advertisers discount "controlled" circulation on the assumption that a percentage of circulation is not read by recipients. In addition, please explain how you evaluate things like "reader loyalty" (referenced on page 97) for publications which are free.

111.   On page 97 you note that most local markets are unable to support a second local newspaper and local newsgathering infrastructure is costly to develop. This would appear to limit your ability to grow incrementally as well. Please revise to discuss how these factors affect you.

112.   Under the heading "Strong Track Record …" on page 98 you refer to the fact that ACN has integrated nine publications in four acquisitions since May 2005. Please clarify why the company believes that just over a year or financial results is an appropriate time period to evaluate the success of these acquisitions. In addition, please provide additional factual support for your assertions; for example, disclose how much operating profits have increased, and over what time period.

113.   We note your disclosure on page 98 that "ACN is currently participating in various sales processes for several companies that meet its acquisition criteria, some of which could be significant." Please elaborate on this statement to indicate where in the process these negotiations are, including whether letters of intent have been signed. We may have further comment.

114.   Please quantify by approximate ranges how much financing the company estimates will be necessary for acquisitions it is contemplating.

115.   We note your disclosure on page 103 that ACN's Northern Virginia newspaper group products are printed by third party commercial printers. These arrangements appear to be material to ACN. Please revise here and elsewhere as appropriate to discuss material terms of contracts with such printers, including costs, contract duration, etc. For those leases that will be up for renewal within one to two years, please clarify whether the company expects to be able to renew its lease at comparable rates. In addition, please compare these costs against your in-house printing activities.

116.   On page 105 you disclose that you have additional production capacity "to accommodate the acquisition or launch of new publications." Please provide an expanded discussion of your production capacity as well as your excess capacity.

117.   We note your disclosure on page 105 that a portion of your product distribution is through the U.S. Postal Service. Please disclose the value of your distribution costs both in total and through the USPS, and discuss how sensitive the company is to rate changes by the USPS.

118.   Please clarify your references to "higher household penetration" on page 106 by defining the term and stating its relevance.

119.   Please revise the first full paragraph on page 112 to identify the "certain members of executive management" and the date of the 2006 distributions, and quantify the total value received.

120.   In this regard, revise to quantify the "consistent valuation utilizing the December 2004 acquisition" that was used to value the units.

ACN's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 109

121.	The MD&A section is one of the most critical aspects of your disclosure. As such, we ask that you revise this section to provide a detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the guidance in SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

122.	While your discussion of the results of operations discusses intermediate effects of certain trends and events on ACN's operations, the analysis generally does not discuss the reasons underlying those intermediate effects and does not go into much detail. Please expand your discussion accordingly. In this regard we are not merely looking for a regurgitation of the financial statements; rather, we are looking for a narrative discussion that explains the underlying business events which impacted your financial results. This comment is applicable for all periods.

123.	Please provide additional disclosure concerning the company's recent acquisition activities, including, but not limited to, the cost of the various acquisitions, the specific papers acquired, and the type of consideration used.

124.	We note your disclosure on page 109 and elsewhere indicating that ACN purchased the assets of your predecessor entity in 2004. Please disclose here and elsewhere as appropriate the parties, including financial entities, and material terms of the acquisition, such as the total purchase price, any equity distributions, board representation, etc. Disclose whether the price was independently negotiated.

125.	Please address any impact that a change in corporate status from an LLC will have on your future operating results.

Critical Accounting Policy Disclosure, page 111

126.	We note your disclosures under "Valuation of Privately-Held Company Equity Securities Issued as Compensation". Since the parent of ACN, ACN Holding LLC, is the entity issuing securities (to ACN executives), it is not clear to us why you have included disclosure as to how these securities are valued. It would appear that more relevant disclosure would relate to the share based compensation attributable to the options that will be granted to the ACN executive officers under the employment agreements entered into in conjunction with the proposed merger. Please revise your disclosure accordingly, or explain why you believe the current disclosure is relevant.

Results of Operations, page 114

127.   Please expand your disclosures in MD&A to explain the reasons underlying significant changes in the financial statement line items. For example, we note the following:

- On pages 113 and 114, no explanation is provided regarding the reason(s) for the increase in advertising revenue in ACN's same property publications of $2.3 million in 2006 and $2.2 million in 2005.
- On page 114, no reason is disclosed for the increase in bad debt expense of $0.4 million in 2006.
- On page 115, no reason is disclosed for the $0.9 million increase in same property operating costs in 2005.

128.   Please revise your text to more clearly distinguish the revenue and cost increases associated with your 2005 acquisitions from your on-going operating activities.

129.   Please revise to provide a more detailed discussion of your discontinued operations, including the terms of sale for the Kansas City newspaper group, and the reasoning behind management's decision to exit that market.

130.   Please provide a more detailed explanation of the increase in your allowance for doubtful accounts as of December 31, 2006 compared to January 1, 2006.

Liquidity and Capital Resources, page 115

131.   Please revise your discussion of liquidity and capital resources to provide enhanced analysis and explanation of the sources and uses of cash and material changes in particular items underlying the major captions reported in your financial statements, rather than a recitation of the items in the cash flow statements.

132.   Please disclose whether the company has violated any of its debt covenants for the periods covered by the financial statements.

133.   Please provide more detailed disclosure concerning the company's use of interest rate swaps and caps. In this regard we refer you to FS-10 Note B of ACN's financial statements.

Contractual Obligations and Commercial Commitments, page 118

134.   We note that your disclosure indicates that the amounts include estimated interest payments, yet the disclosed long term debt obligations appear to consist only of required principal payments. Please revise your disclosure to include the estimated interest payments based on the applicable interest rates as of December 31, 2006.

Quantitative and Qualitative Disclosures about Market Risk, page 120

135.   We note your disclosure of the pro forma floating rate debt of $79.3 million estimated to be outstanding at June 30, 2007. Please tell us how this disclosure is consistent with the requirements of Item 305 of Regulation S-K, which requires disclosures as of the most recent fiscal year-end, and revise your disclosures as appropriate.

Adjusted EBITDA and pro forma Adjusted EBITDA, page 120

136.   On page 122 we note your reconciliation of the non-GAAP measures to income (loss) from continuing operations. Article 10(e)(i)(A) of Regulation S-K states you must include a reconciliation of your non-GAAP measure to the most directly comparable financial measure in accordance with GAAP. Income (loss) from continuing operations would not appear to be the most directly comparable GAAP financial measure because EBITDA makes adjustments for items not included in operating income. Please revise to include a reconciliation of adjusted EBITDA and pro forma adjusted EBITDA to net income (loss). Refer to Question 15 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003, available at www.sec.gov.

Beneficial Ownership of Securities, page 123

137.   The footnote disclosure in this section suggests that the shares owned by Messrs. Mayer and Sardoff contain vesting provisions, and it is unclear what, if anything, was paid for the shares transferred by Messrs. Goldstein and Greenwald. Please revise to clarify whether Messrs. Mayer and Sardoff paid cash for their shares on the same terms as the other initial investors. If not, please revise the disclosure under director compensation and elsewhere as appropriate to clarify whether these shares are equity based compensation.

Certain Relationships and Related Party Transactions, page 125

138.   We note the statement in your Form 10-QSB that Courtside "engages and proposes to engage in ordinary course banking relationships on customary terms with Alpine Capital Bank." Please revise to disclose such relationships, including the account of non-trust assets.

139.   Please revise the fourth to last paragraph on page 126 to quantify out-of-pocket expenses as of the most recent practicable date.

Report of Independent Certified Public Accountants, page FS-2

140.   Please revise to provide a signed audit report in your next amendment, as the current audit report does not reflect the accountant's name or conformed signature.

Financial Statements, page FS-3

141.   Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

Consolidated Statements of Operations, page FS-4

142.   Revise to state the nature of the revenue that is listed directly under Circulation revenue.

Note B – Summary of Significant Accounting Policies, page FS-8

Intangibles and Other Assets, page FS-9

143.   Revise to disclose the weighted-average amortization period in accordance with paragraph 44a(3) of SFAS 142.

Revenue Recognition, page FS-10

144.   Revise your footnotes to disclose how and when you meet the four criteria outlined in SAB Topic 13 for recognizing revenue for each revenue-generating activity. Revise your related disclosures in MD&A as well.

Note C – Acquisition and Dispositions, page FS-11

145.   Please revise your disclosure to address the following with respect to the disclosed acquisitions:
   •   Disclose the name of the companies acquired in 2005 and 2006 in accordance with paragraph 51a of SFAS 141.
   •   Disclose the factors that contributed to a purchase price that resulted in recognition of goodwill for the companies acquired, in accordance with paragraph 51b of SFAS 141.
   •   State the period for which the results of operations are included for each acquired entity as required by paragraph 51c of SFAS 141.
   •   It appears that cash was paid for each acquisition. Please revise your disclosure to

indicate this, or provide the other information required by paragraph 51d of SFAS 141.

- Provide the disclosures required by paragraphs 54-55 of SFAS 141, or tell us why you believe that no disclosures are required. We note that your disclosures on page 122 include adjustments to present the results of operations for the acquired entities on a pro forma basis as of the beginning of each period presented.

146. Revise to disclose the carrying amount of the major classes of assets and liabilities included as part of the disposal of the Kansas City newspaper group, in accordance with paragraph 47a of SFAS 144.

Note F – Goodwill, intangibles, and other assets, page FS-13

147. Per Note C, you recorded $55,724,708 of goodwill in 2004 in connection with the acquisition of American Community Newspapers. Hence, please tell us why the opening goodwill balance as of January 1, 2006 equals $46,918,763. Provide us with any reconciling items including goodwill impairment. Also, we note the gross intangible assets balance as of January 1, 2006 is materially less than the $27,828,837 of intangible assets acquired in 2004 and 2005, per Note C. Please clarify the reason for these differences and revise your disclosures as appropriate. Also, please consider revising your disclosure to separately present assets which are unrelated to acquisitions (e.g. – other assets, interest rate cap).

Note L – Commitments and Contingencies, page FS-18

148. We note your discussion on page 107 related to environmental matters. Revise the footnotes to the financial statements to discuss any environmental remediation liability you have and tell us how you determined the liability should be recognized. If you have not recorded any environment liability, please discuss how you concluded no liability was necessary. Describe your consideration of all relevant facts and circumstances. Refer to SOP 96-1 and SAB Topic 5Y and explain how you have addressed the relevant guidance and the basis for your accounting treatment.

Statement of Operations, page F-22

149. Please revise to eliminate any reference to interest and dividend income being classified as revenue in the financial statements, since it would appear that such amounts are non-operating in nature.

Annexes

Annex A Asset Purchase Agreement

150.   Please revise your Schedule 14A disclosure to address clause 1.2 of your purchase agreement specifically disclosing which ACN assets are being excluded and any impact that these exclusions will have on your ability to operate the ACN business going forward.

151.   We note that Schedule 4.1 permits ACN to sell two of its properties. Please revise to indicate the status of any such sales, including a description of the assets, any proceeds and any arrangements with respect to the combined company after the transaction.

Annex H

152.   Please revise your employment agreement disclosures to more fully reflect the terms of the applicable employment agreements. For example, but without limit, please revise page 85 to discuss the executive health benefits, term of the agreements, termination provisions, severance, vesting, etc.

Annex G

153.   Please file a validly executed copy of your tax opinion.

154.   The tax opinion included as Annex G indicates that it "is furnished to you for your benefit in connection with the transactions contemplated by the Asset Purchase Agreement and may not be relied upon by any other person or used for any other purpose without our prior written consent." As the letter itself is not specifically directed to the company's shareholders, this language would appear to exclude shareholders from being able to rely on the opinion. Please revise this language accordingly, or advise why no revise is necessary.

Exchange Act Reports

Form 10-KSB

155.   We note that the company has used Form 10-KSB for its annual reports for December 31, 2006 and 2005, and Form 10-QSB for its quarterly reports. Please provide us with support for your conclusion that the company was a small business issuer during these time periods. See Rule 12b-2 of the Exchange Act. If the company concludes that it was not a small business issuer during these periods, please amend your documents on an appropriate Form.

Form 8-K, filed January 25, 2007

156.   In a company press release, included as Exhibit 99.1, you state that ACN has "experienced a compounded annual growth rate in revenue and Adjusted EBITDA from 2004 to fiscal 2006 of 7.1% and 20.6%." You also indicate on page 51 that ACN experienced "average organic EBITDA growth rates for 2005 and 2007 … [of] 15.4% and 15.9%, respectively." Please revise the proxy statement to clarify these disclosures.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or James Lopez who supervised the review of your filing at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director

Cc: Noah Schooler
       Graubard Miller
       Fax # (212) 818-8881